New York - AG	November 24, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Files Updated Technical Report for the Santa Elena Silver/Gold Mine in Sonora, Mexico Including a Positive Pre-Feasibility Study for the Ermitaño Project;
Appoints Vice-President of Exploration

Vancouver, BC, Canada - FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce it has filed an updated technical report in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects for its Santa Elena Silver/Gold Mine in Sonora, Mexico. The report also includes positive results of a Pre-Feasibility Study (“PFS”) completed for its 100% owned Ermitaño Project which is located only four kilometres east of the Santa Elena processing plant. The Company has filed the Technical Report on its website (www.firstmajestic.com) under the Reserves and Resources section and on SEDAR (www.sedar.com) under First Majestic’s issuer profile. All amounts are in U.S. dollars unless stated otherwise.

UPDATED MINERAL RESERVE & RESOURCE ESTIMATES FOR SANTA ELENA
(compared to Mineral Reserve and Resource estimates on December 31, 2020)

•Proven and Probable Mineral Reserves (“P&P”) increased 59% to 51.0 million silver equivalent ounces consisting of 12.6 million ounces of silver and 418.4 thousand ounces of gold. Average P&P grades increased 30% to 314 AgEq g/t (78 g/t silver and 2.58 g/t gold)
•Measured and Indicated Mineral Resources (“M&I”) increased 7% to 69.2 million silver equivalent ounces consisting of 18.9 million ounces of silver and 557 thousand ounces of gold. Average M&I grades increased 8% to 355 AgEq g/t (97 g/t silver and 2.85 g/t gold)
•Inferred Resources decreased 13% to 62.4 million silver equivalent ounces consisting of 16.2 million ounces of silver and 490 thousand ounces of gold. Average Inferred grades increased 6% to 310 AgEq g/t (80 g/t silver and 2.43 g/t gold)

PRE-FEASIBILITY STUDY HIGHLIGHTS

•Pre-tax NPV5% of $133.7 million
•Pre-tax IRR of 54%
•After-tax NPV5% of $64.8 million
•After-tax IRR of 34%
•Life of mine (“LOM”) of seven years, based only on P&P Reserves, extending the life of mine at Santa Elena including the Ermitaño Project until 2027 producing an estimated 10.3 million ounces of silver and 396 thousand ounces of gold

•After-tax payback of 44 months, or 3.7 years, as of June 2021
•LOM consolidated average cash costs at the Santa Elena mining complex is estimated at $105 per tonne, including royalties and selling costs
“We are very excited to deliver this updated Reserves and Resource statement for our Santa Elena operation which includes for the first time, the addition of Mineral Reserves at our Ermitaño project located only four kilometers away from the Santa Elena processing plant,” stated Keith Neumeyer, President and CEO. “I am also very pleased to report that we celebrated Ermitaño’s first doré pour from development stockpiles at the Santa Elena mill in early November. Ore production from this important new mine is anticipated to ramp up throughout 2022 and into 2023. I would like to congratulate our exploration, operation and technical services teams for their hard work and dedication over the past six years to prepare Santa Elena for its next phase of production growth.”

Mr. Neumeyer continued, “I am also pleased to welcome Gonzalo Mercado to the First Majestic team as Vice-President of Exploration. Gonzalo’s wealth of exploration knowledge and industry expertise make him a valuable addition to our team and I look forward to working with him as we continue to grow the Company.”

PFS OVERVIEW

The financial analysis of Santa Elena considers only revenue from Proven and Probable Mineral Reserves. The analysis considers current and projected costs incurred at the Santa Elena mine, processing plant, plus existing contractor quotes for estimating costs for development in the Santa Elena mine and at the Ermitaño project.

A general financial summary for Santa Elena, which includes the Santa Elena mine, the Ermitaño project, and reclaiming of the remaining leach pad material is provided in Table 1. Metal prices assumptions used to calculate the economic parameters below were $22.50/oz for silver and $1,700/oz for gold.

Table 1: Santa Elena Financial Summary

Item	Units	Total
Net Revenue	$M	884.6
Total Costs (excluding taxes)	$M	(719.4)
Net Profit Before Tax	$M	165.2
Net Profit After Tax (37.5%)	$M	85.0
NPV Before Tax (DCFBT @ 5%)	$M	133.7
NPV After Tax (DCFAT @ 5%) (37.5%)	$M	64.8
IRR Before Tax	%	54%
IRR After Tax (37.5%)%		34%
Maximum Cash Outlay	$M	(60.4)
Payback (discounted, after tax from June 2021)	months	44

The sensitivity analyses completed shows the relative strength of the project under changes to commodity prices, which along with metallurgical recoveries, impact the financial performance of the mine complex more so than changes to operating or capital cost estimates.

Table 2 summarise the sensitivity to the after-tax net present value due to changes in the applied discount rate.

Table 2: Project Sensitivity to Silver and Gold Price - NPV @ 5% $M (After Tax)

NPV ($M) After Tax	Silver Price ($/oz Ag) and Gold Price ($/oz Au)
Discount	1,550 Au	1,600 Au	1,650 Au	1,700 Au	1,750 Au	1,800 Au	1,850 Au
Rate	19.50 Ag	20.50 Ag	21.50 Ag	22.50 Ag	23.50 Ag	24.50 Ag	25.50 Ag
				Base Case
3%	22.5	39.2	55.9	72.3	88.8	105.3	121.8
5%	17.4	33.3	49.2	64.8	80.5	96.2	111.8
7%	12.7	28.0	43.1	58.0	72.9	87.8	102.7
10%	6.4	20.8	34.9	48.8	62.7	76.7	90.6

The impact to the after-tax IRR for each of the revenue scenarios are also summarised in Table 3. The sensitivity demonstrates that even at the lower commodity prices scenario, Santa Elena demonstrates positive IRR.

Table 3: IRR Project Sensitivity (After Tax)

IRR (%) After Tax	Silver Price ($/oz Ag) and Gold Price ($/oz Au)
	1,550 Au	1,600 Au	1,650 Au	1,700 Au	1,750 Au	1,800 Au	1,850 Au
	19.50 Ag	20.50 Ag	21.50 Ag	22.50 Ag	23.50 Ag	24.50 Ag	25.50 Ag
IRR	13%	20%	27%	34%	41%	48%	55%

MINERAL RESOURCE & MINERAL RESERVE ESTIMATES

The Mineral Resources were classified into Measured, Indicated, or Inferred categories based on the confidence in the geological interpretation and models, the confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and on the presence of underground mining development providing detailed mapping and production channel sample support.

The Mineral Resource estimates for Santa Elena and Ermitaño are summarized in Table 4 and Table 5 using the silver-equivalent (Ag-Eq) cut-off grades appropriate for the mining method assigned to each domain, and an effective date of June 30, 2021. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 4: Santa Elena Silver/Gold Mine Mineral Resource Estimates, Measured and Indicated Category (Effective date June 30, 2021)

Table 5: Santa Elena Silver/Gold Mine Mineral Resource Estimates, Inferred Category (Effective date June 30, 2021)

(1) Mineral Resource estimates are classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) The Mineral Resource estimates are based on internal estimates prepared as of June 30, 2021. The information provided was reviewed and prepared by Phillip Spurgeon, P.Geo., a First Majestic employee.
(3) Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery, and the metal payable terms.
Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(4) Metal prices used in the Mineral Resources estimates were $26.00/oz Ag and $1,850/oz Au.
(5) Metallurgical recovery was 92.7% for silver and 95.5% for gold for Santa Elena and the heap leach pad. For Ermitaño, the metallurgical recovery used was 72.0% for silver and 98.0% for gold.
(6) Metal payable used was 99.85% for silver and 99.80% gold.
(7) The cut-off grade used to constrain the Mineral Resource estimate was 95 g/t Ag-Eq for all Santa Elena mine domains and 70 g/t Ag-Eq for the heap leach pad. The cut-off grade used for the Ermitaño zone domains was 135 g/t Ag-Eq. The cut-offs used were based on actual and budgeted operating and sustaining costs.
(8) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(9) Totals may not add up due to rounding.
(10) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Reserves estimation process consists of converting Mineral Resources into Mineral Reserves by identifying material that exceeds the mining cut-off grades while conforming to specified geometrical constraints determined by the applicable mining method and applying modifying factors such as mining dilution and mining recovery factors. If the Mineral Resources comply with the previous constraints, Measured Resources could be converted to Proven Reserves and Indicated Resources could be converted to Probable Reserves, and, in some instances, Measured Resources could be converted to Probable Reserves if any or more of the modifying factors reduces the confidence of the estimates.

The Mineral Reserves for the Santa Elena mining complex are presented in Table 6.

Table 6: Santa Elena Consolidated Mineral Reserves Statement (Effective Date June 30, 2021)

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of June 30, 2021. The information provided was prepared and reviewed under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI 43-101.
(3) The cut-offs were estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.
a) Silver-equivalent grades were estimated for Santa Elena underground mine and the Leach Pad material.
b) Cut-off value was estimated for the Ermitaño project material.
c) Metal prices considered for Mineral Reserves estimates were $24.00 /oz Ag and $1,700.00 /oz Au.
d) Other key assumptions and parameters include: Metallurgical recoveries; metal payable for silver and gold; direct mining and haulage costs, mill feed, process and treatment costs, sustaining costs and indirect costs including general and administration costs and are different for each deposit as described in tables 15-10, 15-11 and 15-12 of the Technical Report.
(4) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access, infrastructure, and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the GC grade.
(5) Modifying factors for conversion of resources to reserves include consideration for planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to unplanned events, materials handling and other operating aspects. Mineable shapes were used as geometric constraints.
(6) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs expressed in USD.
(7) Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

PROCESSING & RECOVERY METHODS

To date, the Santa Elena processing plant processes a blended feed consisting of high-grade underground mineralized material and spent ore from the existing heap leach pad. The processing plant has been successfully operating for several years and has continuously improved silver and gold metallurgical recoveries. The process is based on cyanide tank leaching and Merrill-Crowe smelting of fine-ground ore to produce silver–gold doré bars. The nominal plant capacity is for the processing of 3,000 tpd with the possibility for higher throughput rates depending on ore hardness, targeted final grind and leaching residence time. Typical metal recoveries for the Santa Elena mineralized material ranged from 91% to 94% for silver and 94% to 97% for gold from the combination of run-of-mine production from the underground mine and the leach pad material.

With the introduction of mineralized material from Ermitaño, starting with industrial trials in Q4 2021 and commercial production in 2022, the plant is expected to continue to process Santa Elena blended material in campaigns alternating with mineralized material from Ermitaño. There are significant differences between these two ores in hardness and metallurgical performance at different grinding sizes. To achieve optimum levels of metal recoveries and the corresponding maximum metal production, the Santa Elena ore will be processed at higher throughput rates than the Ermitaño ore during their corresponding production campaigns. Average operating throughput targets are 3,350 and 2,350 tpd for Santa Elena and Ermitaño, respectively.

The process plant is mostly built as a single train with the crushing area split from the remaining areas and connected through a belt conveyor to transfer the crushed product to the fine stockpiles. The current leaching plant includes a grinding ball mill, one Outotec HIG-Mill, leaching tanks, three counter-current decantation or washing tanks, a previously processed leach-pad, a belt-filter facility and a filtered-tailings storage facility. The processing plant is planned to be modified with the commissioning of a new filter-press, an additional leaching tank and a fourth CCD thickener in the fourth quarter of 2022.

Due to the high purity of the Santa Elena doré (>98% silver and gold), no penalties are applied by the refineries for the presence of heavy metals. This purity is expected to be maintained after processing the Ermitaño ore.

CAPITAL & OPERATING COSTS

The Santa Elena mine has been under First Majestic operation since October 2015. The sustaining capital expenditures are budgeted on an as-required basis, established on actual conditions at the mine and the processing plant infrastructure. The LOM plan includes estimates for sustaining capital expenditures for the mining and processing activities required. Sustaining capital expenditures will mostly be allocated for on-going development, infill drilling, mine equipment rebuilding, major equipment overhauls or replacements, plant maintenance and on-going refurbishing, and for tailings management facilities expansion as needed.

The amount of exploration conducted to find new targets, with the objective of replacing and/or expanding the Mineral Resources will be dependent on the success of exploration and diamond drilling programs. Sustaining capital is focused on maintaining current operational capacities, plant and equipment, while expansionary capital is focussed on expanding new sources of mineralization.

The Ermitaño project continues development towards the western limit of the mineralized zone, which is planned to be mined at the beginning of 2022. The mining activities are being completed by an experienced contractor that also operates at the Santa Elena mine. Estimated expenses for development are based on existing contracts as it is proposed that contractors continue carrying out all mine waste development.

Included in the capital expense is an allocation for infill exploration drilling to support the LOM plan presented in the Technical Report. Table 7 presents the consolidated summary of the capital expenditures for Santa Elena and Ermitaño.

Table 7: Santa Elena Consolidated Capital Costs Summary

Type	Units	Total	2021	2022	2023	2024	2025	2026	2027
Shared Capital (Surface)	$ M	$23.7	$1.1	$22.4	$0.2	-	-	-	-
Mining Development	$ M	$70.0	$18.0	$28.4	$19.8	$3.4	$0.4	-	-
Property, Plant & Equipment	$ M	$100.8	$20.6	$27.6	$21.4	$8.5	$10.3	$11.1	$1.3
Total Capital Costs	$ M	$194.5	$39.7	$78.3	$41.5	$12.0	$10.7	$11.1	$1.3

The consolidated average cash costs are estimated at $105/tonne, including royalties and selling costs. Operating costs exclude the streaming impacts on the Santa Elena revenue, where approximately 6.3% of the revenue from the Santa Elena mine, including the leach pad, is paid to a third party. Revenue from the Ermitaño mine is subject to a 4% NSR royalty. Estimated royalty payments are included in the operating cost summary as presented in Table 8 and Table 9.

Table 8: Complex Average Unit Operating Costs

Type	$/tonne
Mining Cost	$57.6
Processing Cost	$39.0
Indirect Costs	$2.8
Total Production Cost	$99.3
Refining, Selling Costs	$0.8
Royalties	$4.9
Total Cash Cost	$105.1

Table 9: Santa Elena Consolidated Annual Operating Costs

Type	Units	Total	2021	2022	2023	2024	2025	2026	2027
Mining Cost	$ M	$287.6	$29.5	$67.5	$55.4	$44.5	$36.6	$35.0	$19.2
Processing Costs	$ M	$194.7	$15.9	$33.2	$33.1	$33.9	$31.2	$29.3	$18.0
Indirect Costs	$ M	$14.1	$1.1	$2.3	$2.3	$2.3	$2.3	$2.3	$1.5
Total Production Cost	$ M	$496.3	$46.6	$102.9	$90.8	$80.6	$70.1	$66.6	$38.7
Refining, Selling Costs	$ M	$4.0	$0.3	$0.8	$0.7	$0.8	$0.7	$0.5	$0.2
Royalties	$ M	$24.5	$0.6	$3.7	$6.9	$5.9	$3.4	$2.5	$1.5
Total Cash Cost	$ M	$524.9	$47.6	$107.5	$98.3	$87.3	$74.2	$69.6	$40.4

QUALIFIED PERSONS NI 43-101 TECHNICAL REPORT

This news release has been reviewed and approved by Ramón Mendoza Reyes, P.Eng., Vice President of Technical Services and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). In addition, the technical information in this news release has also been reviewed and approved by the following Qualified Persons: Phillip J. Spurgeon, P. Geo., Maria Elena Vazquez Jaimes, P. Geo. and Persio Pellegrini Rosario, P. Eng.

APPOINTMENT OF VICE-PRESIDENT OF EXPLORATION

Mr. Gonzalo Mercado is a Professional Geologist, who brings over 20 years of global geological experience to the First Majestic team. Mr. Mercado is a geology graduate from the National University of Tucuman in Argentina and commenced his mining career with Barrick Gold in Argentina. During his career at Barrick, he held the roles of Senior Exploration Geologist, Project Geologist, Country Manager of Geology, Senior Project Manager, as well as time in the Toronto Corporate head office working with the Business Development Group on acquisitions and investor relations. Most recently Mr. Mercado has been the exploration leader for Nevada Gold Mines, a joint venture between Barrick Gold and Newmont Mining, where he was responsible for all exploration activities within Nevada.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; rates of return; mine plans and mine life; integration of operations; future sales; the future price of silver and other metals; costs of production; costs and timing of development at the Company's projects; estimates of royalty payments; commencement of initial batch test processing at the Santa Elena processing plant; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.